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Filed by NorthPoint Communications Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: NorthPoint Communications Group, Inc.
Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS PLACED ON THE WEBSITE OF NORTHPOINT COMMUNICATIONS GROUP, INC. BEGINNING ON AUGUST 8, 2000:

August 8, 2000


                      The "new" NorthPoint Communications
                  A Premier Broadband Communications Company

On August 8, 2000, NorthPoint and Verizon announced they will merge their DSL businesses to create a premier broadband communications company dedicated to accelerating the delivery of high-speed data services nationwide.

The Deal at a Glance
   . The merger will combine Verizon and NorthPoint's DSL networks, products, technology, strategic partnerships and management.

   . Verizon will make an $800 million cash investment in the new NorthPoint. Of the cash, $450 million will be used to fund the new NorthPoint's capital expenditures and operations, and NorthPoint shareholders will receive $350 million in cash, or approximately $2.50 per share (based on the number of outstanding shares and warrants as of the closing date). NorthPoint shareholders also will receive one share in the "new" NorthPoint for each share held as of the closing date.

   . Verizon currently has more than 1,700 central offices in 84 MSAs
     (metropolitan statistical areas); and NorthPoint currently has more than 1,500 central offices in 99 MSAs.

   . The two companies have wholesale relationships with Verizon Online, AOL, UUNET and Genuity and others, and strategic marketing relationships with RadioShack, Microsoft, Staples and Blockbuster.

   . Verizon will own 55 percent of the new NorthPoint. Existing NorthPoint shareholders will hold a 45 percent stake of the company.


The "New" NorthPoint
The new NorthPoint will become the national provider of choice for consumers, businesses and ISPs with the scale, scope and financial resources to aggressively expand availability of broadband services applications. The combined operations of NorthPoint and Verizon expect to begin 2001 with the following assets:

                                                    End of 2000
                                                    -----------
DSL Lines                                           600,000+
Operational Central Offices                         3,000+
MSAs Served                                         163
Homes and Business Passed                           63 million

CEO
Liz Fetter, president and CEO of NorthPoint, will continue as CEO of NorthPoint. Fetter has 20+ years of business management experience, 10 of which has been in the telecom industry, and most recently led US West's consumer services group with revenue of $4.7 billion.

Media Contacts
NorthPoint               Verizon
Jim Monroe               Joan Rasmussen
703-847-3681             212-395-2051
jmonroe@northpoint.net   joan.m.rasmussen@verizon.com
----------------------   ----------------------------

For further information about NorthPoint and Verizon, visit the companies' Web sites: www.northpoint.net and www.verizon.com.
       ------------------     ---------------

NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.